Exhibit 1

INCREDIMAIL REPORTS RECORD $8.7 MILLION REVENUES AND $3.2 MILLION NET INCOME FOR
FIRST QUARTER OF 2011

TEL AVIV, ISRAEL – May 12, 2011 - IncrediMail Ltd. (NASDAQ: MAIL), a digital media company that builds downloadable consumer products, today announced that:

•	Revenues increased 24% year-over-year to a record $8.7 million in the first quarter of 2011;

•	EBITDA was a record $3.7 million in the first quarter of 2011, or 43% of revenues, compared to $3.1 million in the first quarter of 2010;

•	Net income in the first quarter of 2011 was $3.2 million, or $0.32 per diluted share, compared to $2.1 million, or $0.22 per diluted share, in the first quarter of 2010, and;

•	Cash flow from operations in the first quarter of 2011 was $2.1 million, compared to $0.7 million in the first quarter of 2010

Commenting on the quarter, Josef Mandelbaum, IncrediMail’s CEO, said, “We are extremely pleased with our strong first quarter performance, which is a direct result of our execution on several key fronts: financially, our new deal with Google yielded positive year over year results; operationally, our renewed focus on non-search growth activities and reallocation of resources, led to a significant increase in non-search revenues without added expense; and strategically, our focus on our consumer’s needs helped increase customer engagement.  The combined result of these efforts led to our record quarter.”

In the first quarter of 2011 gross profits reached $8.3 million, or 96% of sales, an increase of 25%, compared to the first quarter of 2010.

Research and Development expenses in the first quarter of 2011 were $1.9 million, increasing $0.2 million, compared to the first quarter of 2010.  However, as a percentage of sales, R&D expenses decreased to 22% in the first quarter of 2011 from 23% in the first quarter of 2010.

Sales and Marketing expenses in the first quarter of 2011 were $1.5 million, increasing $0.2 million, compared to the first quarter of 2010.  The increase was primarily attributable to the increased investment in customer acquisition costs which were $0.7 million, compared to $0.5 million in the first quarter of 2010.

Mandelbaum continued, “We completed, on schedule, the back-end system needed to measure and track media buying and have begun to test new customer acquisition channels.  We expect to see a significant increase in our media spend in the third and fourth quarter, as acquiring new customers is a key ingredient driving future growth.”

General and Administrative expenses increased to $1.6 million in the first quarter of 2011, compared to $0.9 million in the first quarter of 2010.  G&A expenses were similar to those in the prior quarter, reflecting our ongoing efforts to enhance and broaden the management of the Company over the latter part of 2010.

Income taxes in the first quarter of 2011 included a non-recurring income tax credit of $0.6 million attributable to the Company’s decision not to distribute dividends from 2011 earnings and beyond.

“We are making good progress on our product diversification efforts and expect to have more to report next quarter.  Overall we still have much to do, but we are very excited about our strong start to the year and expect to build on this positive momentum throughout the rest of the year,” Mandelbaum concluded.

Conference Call
IncrediMail will host a conference call to discuss the results today, May 12th at 10:00 AM EDT (17:00 PM Israel Time). We invite all those interested in participating in the call to dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0865. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ:MAIL - News) is a digital media company that builds, acquires and enhances downloadable consumer applications. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software and Magentic, a wallpaper and screensaver software.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses, one-time expenses and benefits, hand-over expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31	December 31,
	2011	2010
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,246	$16,055
Marketable securities	20,726	14,973
Trade receivables	3,117	2,795
Deferred taxes	329	-
Other receivables and prepaid expenses	5,581	4,485
Total current assets	41,999	38,308
LONG-TERM ASSETS:
Severance pay fund	845	877
Deferred taxes	117	102
Other long-term assets	485	478
Property and equipment, net	1,293	1,381
Other intangible assets, net	183	202
Total long-term assets	2,923	3,040
Total assets	$44,922	$41,348

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,313	$1,831
Dividend Payable	3,885	-
Deferred revenues	2,265	2,204
Accrued expenses and other liabilities	6,718	6,206
Total current liabilities	14,181	10,241
LONG-TERM LIABILITIES:
Deferred revenues	1,545	1,576
Accrued severance pay	1,421	1,379
Total long-term liabilities	2,966	2,955

SHAREHOLDERS' EQUITY
Shares authorized: 15,000,000 and 40,000,000 and Shares issued and outstanding: 9,718,432 and 9,701,750 as of March 31, 2011 and December 31, 2010, respectively	27,775	28,152
Total liabilities and shareholders' equity	$44,922	$41,348

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended March 31,
	2011	2010
Revenues	$8,687	$6,995
Cost of revenues	384	375
Gross profit	8,303	6,620
Operating expenses:
Research and development	1,876	1,638
Selling and marketing	1,514	1,344
General and administrative	1,635	867
Total operating expenses	5,025	3,849
Operating income	3,278	2,771
Financial income, net	77	152
Income before taxes on income	3,355	2,923
Taxes on income	113	788
Net income	$3,242	$2,135

Net earnings per Ordinary share:
Basic	$0.33	$0.22
Diluted	$0.32	$0.22
Diluted weighted number of shares (in thousands)	10,014	9,870

RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$3,242	$2,135
Non-recurring income tax credit	(594)	-
Stock based compensation	281	143
Non-GAAP net income	$2,929	$2,278

Non-GAAP net earnings per share :
Basic	$0.30	$0.24
Diluted	$0.29	$0.23

GAAP net income:	$3,242	$2,135
Income tax expense	113	788
Financial income, net	(77)	(152)
Depreciation, Amortization and Stock-based Compensation	461	335
EBITDA	$3,739	$3,106

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, unaudited

	Quarter ended March 31,
	2011	2010
Cash flows from operating activities:
Net income	$3,242	$2,135
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	180	192
Stock based compensation expense	281	143
Amortization of premium and accrued interest on marketable securities	47	1
Loss (gain) from marketable securities, net	57	(140)
Deferred taxes, net	(1,340)	138
Accrued severance pay, net	74	71
Net changes in operating assets and liabilities:
Trade receivables	(322)	26
Other receivables and prepaid expenses	(1,096)	(1,181)
Other long-term assets	(7)	15
Trade payables	(518)	(27)
Deferred revenues	30	(104)
Accrued expenses and other liabilities	1,508	(587)
Net cash provided by operating activities	2,136	682

Cash flows from investing activities:
Purchase of property and equipment	(60)	(129)
Capitalization of content costs and domain	(13)	(96)
Proceeds from sales of marketable securities	3,885	2,641
Investment in marketable securities	(9,757)	(9,927)
Net cash used in investing activities	(5,945)	(7,511)

Cash flows from financing activities:
Exercise of share options	-	158

Decrease in cash and cash equivalents	(3,809)	(6,671)
Cash and cash equivalents at beginning of year	16,055	24,368
Cash and cash equivalents at end of year	$12,246	$17,697